January 5, 2017

VIA EDGAR

Samantha Brutlag

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Brutlag:

On September 2, 2016, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Day Hagan Tactical Hedged Strategy Fund Fund (now, the Day Hagan Hedged Strategy Fund) (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on November 14, 2016, you provided comments to the Registration Statement. In a telephone conversation on November 21, 2016, Tony Burak provided additional accounting comments. Please find below a summary of your comments and Mr. Burak’s comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1. Please confirm the expense ratios shown in the expense table as AFFE is described as being outside the cap.

Response. The Registrant has corrected the fee table.

Comment 2. In “Principal Investment Strategies”, in the first sentence, please provide a definition of “short term” with respect to short term put options.

Response. The Registrant has revised the disclosure as follows:

The Fund seeks to achieve its investment objective by buying and selling ~~short-term~~ call and put options on the S&P 500 Index (the “Index”) with expiration targets of two years or less. The Index is an unmanaged index of 500 stocks that is market-capitalization weighted and is generally representative of the performance of larger companies in the U.S. The Fund may buy and sell call and put options on other publically-traded indexes.

Comment 3. Please review the Fund's Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Response. Registrant has reviewed the prospectus and, after consideration of the Barry Miller letter, registrant believes the disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter.

Comment 4. In “Principal Investment Strategies”, in the second to last sentence of the third paragraph, consider whether the disclosure should be revised to say “and loss”.

Response. The Registrant has revised the disclosure as follows:

If the intrinsic value of the option declines enough such that the Sub-Advisor believes reward is not in line with the risks, the position will be closed and a profit or loss realized.

Comment 5. Please revise “Hedging Risk” to remove the last sentence or explain how it is appropriate to use “hedging” in the Fund’s name if the Fund may choose not to hedge.

Response. The Registrant has revised the disclosure to remove the last sentence of “Hedging Risk.”

Comment 6. “Leverage Risk” is in brackets, but it appears to be a principal risk. Please revise the disclosure to remove the brackets or remove leveraged securities from the strategy.

Response. The Registrant has removed the brackets from “Leverage Risk.”

Comment 7. Please expand “Options Risk” to include that the risk of loss is unlimited when the options are naked and that, while the Fund will collect premiums on the options, losses may exceed those premiums. In addition, consider adding the language regarding naked options to the strategy.

Response. The disclosure regarding unlimited losses is already in the risk disclosure, and the Registrant believes that is the appropriate place for that disclosure, so it has not added it to the strategy disclosure. The Registrant has revised the disclosure to include the requested language regarding losses exceeding premiums collected.

Comment 8. In “Principal Risks of Investing in the Fund”, please tailor the US Agency Securities Risk to treasuries, or add US agency securities to the strategy.

Response. The Registrant has replaced the risk with interest rate risk and inflation risk.

Comment 9. In “Performance”, please confirm whether the performance information takes into account the Predecessor Fund’s actual fees or if it was adjusted for the Fund’s fees. If adjusted for the Fund’s fees, confirm that the Fund’s fees are higher than those of the Predecessor Fund.

Response. The adviser has confirmed to the Registrant that the performance information shown reflects the Predecessor Fund’s fees and expenses as they are higher than the Fund’s fees and expenses.

Comment 10. Please explain supplementally how the hedge fund is materially the same as the mutual fund given that one is private and one is public and can make investments that a mutual fund cannot such as illiquid investments in excess of 15%.

Response. Although a hedge fund may make investments that a mutual fund cannot, not all hedge funds take advantage of ability. The adviser has confirmed to the Registrant that the Predecessor Fund was managed in a way that will be materially the same as the mutual fund because the Predecessor Fund used materially the same investment strategy as that of the Fund.

Comment 11. In “Performance”, please revise the disclosure to indicate that the Predecessor Fund had materially equivalent investment restrictions as the Fund.

Response. The Registrant has revised the disclosure as requested.

Comment 12. Supplementally please provide the following representations and/or confirmations as described in the MassMutual No-Action Letter (Mass Mutual Institutional Funds, SEC No-Action Letter, pub. avail. Sept. 28, 1995) (“MassMutual”):

1.	Please describe the Predecessor Fund including why and when it was created. If it was created solely for the establishment of a performance record, prior performance should not be included in the Registration Statement.
2.	Please state whether the advisor managed any other accounts substantially similar to the Fund. If so, were those accounts converted to registered investment companies? If not, why not?
3.	Please explain why the Predecessor Fund was chosen to be registered and if any other substantially similar accounts had lower performance relative to the Predecessor Fund.
4.	State whether the Predecessor Fund transferred substantially all of its securities to the Fund or if only a portion was transferred to the newly registered Fund.
5.	Please confirm whether the advisor believes that the Predecessor Fund could have complied with Sub-Chapter M of the Internal Revenue Code.

Please also confirm supplementally that (i) the Adviser has the records to support the performance calculation shown; (ii) the objectives, policies, guidelines and restrictions of the Fund are in all material respects equivalent to those of the Predecessor Fund; (iii) the Fund will show both before and after tax returns once the Fund has performance as a mutual fund; (iv)

the performance has been adjusted to reflect the Fund’s maximum sales load; and (v) all Predecessor Fund expenses were deducted from the performance shown, and, if the Fund will have higher fees than the Predecessor Fund, disclose that the performance would have been lower.

Response.

1.	The Predecessor Fund (PHI Single Index Option Fund LP) filed a Certificate of Formation in the State of Delaware on April 1, 2014. Operations commenced on October 5, 2014. The Predecessor Fund was not formed for the purpose of establishing a performance record.
2.	The advisor does not currently manage any other accounts substantially similar to the Fund.
3.	The Predecessor Fund is being reorganized into a mutual fund to expand the availability of the strategy to a broader investment base. By registering as a 1940-act mutual fund, it expands the pool of people able to participate. It also allows us to offer our strategy at a lower cost to investors.
4.	The Predecessor Fund will transfer substantially all of its assets to the Fund.
5.	The Predecessor Fund would have complied with Sub-Chapter M.

Additionally, Registrant confirms that (i) the objectives, policies, guidelines and restrictions of the Fund are in all material respects equivalent to those of the Predecessor Fund and (ii) the Fund will show both before and after tax returns once the Fund has performance as a mutual fund. The performance shown has not been adjusted to reflect the Fund’s maximum sales load because the performance shown is for Class I shares, which do not have a sales load. The adviser has also confirmed to the Registrant that all Predecessor Fund expenses were deducted from the performance shown and that the Fund will have lower fees than the Predecessor Fund. The Adviser has confirmed to the Registrant that it has the records to support the performance calculation shown. The Fund expects to use the S&P 500 Total Return Index as the Fund’s primary benchmark index.

Comment 13. Please confirm that the Predecessor Fund did not have a sales load.

Response. The adviser has confirmed to the Registrant that the Predecessor Fund did not have a sales load.

Comment 14. Please provide the performance information at least one week before effectiveness.

Response. The Registrant has provided the performance information below:

Performance: The bar chart and performance table below show the variability of the Fund’s returns, which is some indication of the risks of investing in the Fund.   The bar chart shows performance of the Fund’s Class I shares for each full calendar year since the Fund’s inception.   Although Class A and C shares would have similar annual returns to Class I shares because the classes are invested in the same portfolio of securities, the returns for Class A and C shares would be different from Class I shares because Class A and C shares have different expenses than Class I shares.  Performance information for Class A and C shares will be included after the share classes have been in operation for one complete calendar year.   The performance table compares the performance of the Fund’s Class I shares over time to the performance of a broad-based market index.  You should be aware that the Fund’s past performance (before and after taxes) may not be an indication of how the Fund will perform in the future.  The Fund acquired all of the assets and liabilities of PHI Single Index Option Fund LP (the “Predecessor Fund”) in a tax-free reorganization on January [ ], 2017.  In connection with this acquisition, shares of the Predecessor Fund were exchanged for Class I shares of the Fund, so the Predecessor Fund became the Class I shares of the Fund.  The Fund’s investment objective, policies, guidelines, and restrictions are, in all material respects, equivalent to the Predecessor Fund’s investment objectives, policies, guidelines and restrictions. The performance information set forth below reflects the historical performance of the Predecessor Fund shares.

Annual Total Returns

Figures do not reflect sales charges. If they did, returns would be lower.

During the period shown in the bar chart, the highest return for a quarter was 4.75% (quarter ended March 31, 2015), and the lowest return for a quarter was (0.86)% (quarter ended September 30, 2016).

The following table shows the average annual returns for the Predecessor Fund which includes all of its actual fees and expenses over various periods ended December 31, 2016. The Predecessor Fund did not have a distribution policy. It was an unregistered limited partnership, did not qualify as a regulated investment company for federal income tax purposes and it did not pay dividends and distributions. As a result of the different tax treatment, we are unable to show the after-tax returns for the Predecessor Fund. The index information is intended to permit you to compare the Predecessor Fund’s performance to a broad measure of market performance.

Average Annual Total Returns

(For periods ended December 31, 2016)

	1 Year	Since Inception (October 20, 2014)
PHI Single Index Option Fund LP Class I Shares *	4.80%	23.67%
S&P 500 Total Return Index	9.54%	10.94%

Comment 15. Please remove the footnote to the performance table or revise it to be more clear.

Response. The Registrant has removed the footnote.

Comment 16. Please revise the leverage risk disclosure in Item 9 as some of the disclosure does not apply to options.

Response. The Registrant has revised the risk.

Comment 17. Please supplementally explain in what illiquid securities the Fund will invest and whether the Predecessor Fund invested in OTC or Flex options. Please also supplementally confirm that the leveraging strategy of the Predecessor Fund and the Fund are materially equivalent.

Response. The Fund does not invest in illiquid securities as a principal strategy. However, in a volatile market, liquidity for even highly traded securities, such as the ones in which the Fund invests, may be substantially diminished. The Predecessor Fund did not invest in OTC or Flex options as principal strategy. The adviser has confirmed to the Registrant that the leveraging strategy of the Predecessor Fund and the Fund are materially equivalent.

Comment 18. Please confirm whether fixed income risk is a principal risk of the Fund. If so, please add disclosure regarding these investments to the strategy.

Response. The Fund invests in fixed income securities as a principal investment strategy of the Fund as already described in the second to last paragraph of the strategy disclosure.

Prior Performance of the Separately Managed Accounts of the Sub-Advisor to the Tactical Hedged Strategy Fund

Comment 19. In the second paragraph, revise the disclosure to indicate that they separate accounts had the same strategies and policies as the Fund.

Response. The Registrant has revised the disclosure as requested.

Comment 20. Please supplementally explain why the Predecessor Fund was selected to convert into a mutual fund and not the separate accounts presented in this section.

Response. The Predecessor Fund was selected because it is the only account that is a fund, and, therefore, eligible for conversion into a mutual fund.

Comment 21. Please explain supplementally why the Fund uses the S&P 500 TR Index as its benchmark, but the separate accounts use the S&P 500 Index.

Response. They are the same index. The Registrant has revised the disclosure to state the name consistently.

Comment 22. In the third paragraph, clarify that the information is provided to illustrate the past performance of the Sub-Advisor in managing all client accounts that were managed in a substantially similar manner as the Fund.

Response. The Registrant has revised the disclosure as requested.

SAI:

Comment 23. In the first paragraph in “Sub-Investment Advisor – Tactical Hedged Strategy Fund”, there is bracketed information and a typo. Please correct these

Response. The Registrant has removed the brackets and corrected “separately accounts” to say “separate accounts.”

Additional Comments from Mr. Burak:

Comment 24. Please make the disclosure regarding the adviser’s ability to recoup fees waived or expenses reimbursed consistent between the footnote to the fee table and the SAI.

Response. The Registrant has revised the disclosure to be consistent with the footnote to the fee table.

Comment 25. In “Prior Performance of the Separately Managed Accounts…”, please confirm that the information presented has been audited. If it has, please file the auditor’s report and an auditor’s consent.

Response. The adviser has confirmed to the Registrant that the composite returns have been audited and the report and consent will be filed with the amended registration statement.

Comment 26. Please explain supplementally if there was any particular reason why the Predecessor Fund’s fiscal year end was the third Friday of December. Please also supplementally state when the fiscal year end of the Fund will be.

Response. The Fund’s fiscal year end will be December 31st. The books were closed on the third Friday of December to coincide with the expiration date calendar of the Predecessor Fund’s options positions.

Comment 27. In the Financial Statements, in the schedule of investments, four options positions are listed. Please provide in the schedule the expiration date and strike price for each option.

Response. The Registrant has added the information requested.

If you have any further questions or additional comments, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya. L. Goins

Tanya L. Goins